Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 9 DATED NOVEMBER 12, 2009

TO THE PROSPECTUS DATED APRIL 30, 2009

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 30, 2009 as supplemented by supplement no. 8 dated September 3, 2009. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the declaration of distributions for November 2009;

•	information regarding our indebtedness;

•	information regarding our share redemption program;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended September 30, 2009; and

•	our unaudited financial statements and the notes thereto as of and for the three months and nine months ended September 30, 2009.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on April 22, 2008. As of November 4, 2009, we had sold 84,745,356 shares of common stock in the offering for gross offering proceeds of $844.4 million, including 1,908,978 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $18.1 million.

Declaration of Distributions for November 2009

On October 23, 2009, our board of directors declared distributions based on daily record dates for the period from November 1, 2009 through November 30, 2009, which we expect to pay in December 2009. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.

Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.

Indebtedness

As of September 30, 2009, we had $125.2 million of mortgage debt outstanding. Our mortgage debt consisted of $93.9 million of fixed rate mortgage debt and $31.3 million of variable rate mortgage debt. Our fixed rate mortgage debt outstanding relates to the 300-600 Campus Drive Mortgage Loan. Our variable rate mortgage debt outstanding relates to the Portfolio Mortgage Loan and the 100 & 200 Campus Drive Mortgage Loan. Further, as of September 30, 2009, an additional $1.5 million is available for future disbursement under the Portfolio Mortgage Loan for our general cash management requirements, subject to certain conditions set forth in the loan agreement. Of the $125.2 million of debt outstanding as of September 30, 2009, $31.3 million is scheduled to mature within six months of that date. At September 30, 2009, our real estate and real estate-related investment portfolio is 15% leveraged.

100 & 200 Campus Drive Mortgage Loan Extension

On September 8, 2009, we entered an agreement with Wells Fargo Bank, National Association to extend the maturity date of the 100 & 200 Campus Drive Mortgage Loan to December 9, 2009. During the extension period, the interest rate under this loan will be calculated at a variable rate of 375 basis points over one-month LIBOR, as reset daily, with the option to request a fixed rate equal to 375 basis points over one-month LIBOR by entering into a one-month LIBOR contract.

Information Regarding Our Share Redemption Program

One of the limitations of our share redemption program is that during any calendar year we may redeem only the number of shares that we could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year. As of the October 30, 2009 redemption date, we had redeemed the number of shares that we could purchase with the amount of net proceeds from the issuance of shares under the dividend reinvestment plan in 2008. In January 2010, this limitation will be re-set, and we will be able to redeem the number of shares that we could purchase with the amount of net proceeds from the issuance of shares under the dividend reinvestment plan in 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and the notes thereto as of and for the three and nine months ended September 30, 2009 contained in this supplement, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated balance sheets as of December 31, 2008 and 2007, the related consolidated statements of stockholders’ equity for the period from July 12, 2007 (inception) to December 31, 2007 and for the year ended December 31, 2008, the related consolidated statements of operations and cash flows for the year ended December 31, 2008 and the accompanying financial statement schedules, all included in our Annual Report on Form 10-K and incorporated by reference into the prospectus.

This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus and in supplement no. 8.

Overview

We are a recently organized Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year that ended December 31, 2008. On September 27, 2007, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares and a maximum of 280,000,000 shares of common stock for sale to the public, of which 80,000,000 shares are being offered pursuant to our dividend reinvestment plan. The SEC declared our registration statement effective on April 22, 2008 and we broke escrow in this offering on June 24, 2008. We expect to sell the 200,000,000 shares offered in our primary offering over a two-year period. If we have not sold all of the shares within two years, we may continue this offering beyond that date. As of September 30, 2009, we had sold 79,194,023 shares of common stock for gross offering proceeds of $789.3 million, including 1,668,755 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $15.9 million. Also as of September 30, 2009, we had recorded aggregate redemptions of 161,275 shares sold in our offering for $1.6 million.

We intend to acquire and manage a diverse portfolio of real estate and real estate-related investments. We plan to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of income-producing real estate and real estate-related investments that provide attractive and stable returns to our investors. We intend to allocate between 60% and 70% of our portfolio to investments in core properties and allocate between 30% and 40% of our portfolio to real estate-related investments such as mortgage, mezzanine, bridge and other loans; debt and derivative securities related to real estate assets, including mortgage-backed securities; and the equity securities of other REITs and real estate companies. We do not expect our non-controlling equity investments in other public companies to exceed 5% of the proceeds of this offering, assuming we sell the maximum offering amount, or to represent a substantial portion of our assets at any one time. Although this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a real estate or real estate-related investment opportunity because it does not precisely fit our expected portfolio composition. Thus, to the extent that our advisor presents us with investment opportunities that allow us to meet the REIT requirements under the Internal Revenue Code of 1986, as amended (the “Code”), and maintain our exemption from registering as an investment company under the Investment Company Act of 1940, as amended, our portfolio composition may vary significantly from what we initially expect.

KBS Capital Advisors LLC (“KBS Capital Advisors”) is our advisor. As our advisor, KBS Capital Advisors manages our day-to-day operations and our portfolio of real estate and real estate-related investments. KBS Capital Advisors makes recommendations on all investments to our board of directors. KBS Capital Advisors also provides asset-management, marketing, investor-relations and other administrative services on our behalf. We have no paid employees.

If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we are organized and operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes beginning with the taxable year ended December 31, 2008, and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes thereafter.

Market Outlook - Real Estate and Real Estate Finance Markets

During 2008 and 2009, significant and widespread concerns about credit risk, access to capital and deflation have been present in the global capital markets. Both the national and most global economies have experienced substantially increased unemployment, sagging consumer confidence and a downturn in economic activity. In addition, the failure or near failure of several large financial institutions early in this period and the continued failures of smaller financial institutions and businesses, together with government interventions in the financial system, including interventions in bankruptcy proceedings and restrictions on businesses, have led to increased uncertainty and volatility for the markets and businesses in general. Despite certain recent positive economic indicators, improved stock market performance and improved access to capital for some companies, the aforementioned conditions, combined with stagnant business activity and low consumer confidence, have resulted in an unprecedented global recession and continue to contribute to a challenging macro-economic environment that may interfere with the implementation of our business strategy or force us to modify it.

As a result of the decline in general economic conditions, the U.S. commercial real estate industry has also been experiencing deteriorating fundamentals across all major property types and most geographic markets. Recently, leasing activity in New York City has increased and tempered optimism has started making its way into this market; however, this trend only recently began and an improvement in one market does not provide an indication of a general market recovery or provide any indication of the duration of the existing downturn or the speed of an expected recovery. In general, tenant defaults are on the rise, rental rates are falling, and demand for commercial real estate space in most markets is contracting. It is expected that this will create a highly competitive leasing environment that should result in downward pressure on both occupancy and rental rates, resulting in leasing incentives becoming more common. Mortgage delinquencies and defaults have trended upward, with many industry analysts predicting significant credit defaults, foreclosures and capital losses, in particular for subordinate securitized debt instruments.

From a financing perspective, severe dislocations and liquidity disruptions in the credit markets in late 2008 and early 2009 impacted both the cost and availability of commercial real estate debt. The commercial mortgage-backed securities (“CMBS”) market, formerly a significant source of liquidity and debt capital, has become virtually inactive and has left a void in the market for long-term, affordable, fixed rate debt. This void has been partially filled by portfolio lenders such as insurance companies, but at very different terms than were available in the past five years. These remaining lenders have generally increased credit spreads, lowered the amount of available proceeds, required recourse security and credit enhancements, and otherwise tightened underwriting standards considerably, while simultaneously generally limiting lending to existing relationships with borrowers that invest in high quality assets in top tier markets. In addition, lenders have limited the amount of financing available to existing relationships in an effort to manage capital allocations and credit risk. Nevertheless, in some recent positive developments, risk premiums on AAA CMBS, public REIT unsecured corporate bonds and corporate bonds in general have tightened significantly and a number of public REITs have recently issued new debt at lower costs, leading many to believe that commercial real estate lending will be revived as the market’s appetite for risk slowly returns.

Currently, benchmark interest rates, such as LIBOR, are at historic lows, allowing some borrowers with variable rate real estate loans to continue making debt service payments even as the properties securing these loans experience decreased occupancy and lower rental rates. These low rates have benefitted borrowers with floating rate debt who have experienced lower revenues due to decreased occupancy or lower rental rates. Low short-term rates have allowed them to meet their debt obligations but the borrowers would not meet the current underwriting requirements needed to refinance this debt today. As these loans near maturity, borrowers will find it increasingly difficult to refinance these loans in the current underwriting environment.

Additionally, overall transaction volume for real estate acquisitions has declined dramatically across all property types. Lack of available credit and poor investor confidence have translated into generally declining real estate values and a corresponding rise in required investment returns and capitalization rates. Although many owners of real estate prefer not to be sellers in a declining market, the tight credit conditions and increased refinancing risk may force an increasing number of real property owners into distressed sales, or to otherwise consider liquidating their holdings in an effort to enhance liquidity on their own balance sheet. Following a prolonged period of inactivity, some transactions have been closed over the last few months; however, the volume is well below that seen just a year ago.

Impact on Our Real Estate Investments

These market conditions have and will likely continue to have a significant impact our real estate investments. In addition, these market conditions have impacted our tenants’ businesses, which makes it more difficult for them to meet current lease obligations and places pressure on them to negotiate favorable lease terms upon renewal in order for their businesses to remain viable. Projected future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to retain tenants who are up for renewal or to sign new tenants, are expected to result in decreases in cash flow. Historically low interest rates could help offset some of the impact of decreases in operating cash flow for properties financed with variable rate mortgages; however, interest rates may not remain at these historically low levels for the life of many of our investments.

Impact on Our Real Estate-Related Investments

Our real estate-related investments are directly secured by commercial real estate. As a result, our real estate-related investments have been impacted to some degree by the same factors impacting our real estate investments.

As of September 30, 2009, we had real estate loans receivable with a principal value of $209.5 million and a carrying value of $129.3 million, all of which are fixed rate and mature in 2017.

Impact on Our Financing Activities

In light of the risks associated with projected declines of operating cash flows on our properties and the current underwriting environment for commercial real estate mortgages, we may have difficulty refinancing some of our mortgage notes at maturity or may not be able to refinance our obligations at terms as favorable as the terms on our existing indebtedness. As of September 30, 2009, we had debt obligations in the aggregate principal amount of $125.2 million. Short-term variable rate loans representing $31.3 million of this debt mature within the next year, and a long-term fixed rate loan representing the remaining $93.9 million of this debt matures in 2014. We intend to extend or refinance these mortgage loans upon their initial maturity dates.

Liquidity and Capital Resources

Our principal demand for funds during the short and long-term is and will be for the acquisition of properties, loans and other real estate-related investments; the payment of operating expenses, capital expenditures and general and administrative expenses; payments under debt obligations; and payments of distributions to stockholders. To date, we have had four primary sources of capital for meeting our cash requirements:

•	Proceeds from this offering;

•	Proceeds from common stock issued under our dividend reinvestment plan;

•	Debt financings; and

•	Cash flow generated by our real estate operations and real estate-related investments.

For the nine months ended September 30, 2009, our cash needs for acquisitions, capital expenditures and payment of debt obligations were met with the proceeds from this offering, including our dividend reinvestment plan. Operating cash needs during the same period were met through cash flow generated by our real estate and real estate-related investments. We made distributions to our stockholders during the nine months ended September 30, 2009 using a combination of cumulative cash flows from operations and debt financing. In addition, as of September 30, 2009, we had $1.5 million available for future disbursements under a six-month bridge loan facility for general cash management requirements. We believe that our cash on hand, proceeds from this offering, cash flow from operations and anticipated financing activities are sufficient to meet our liquidity needs for the remainder of the year.

Cash Flows from Operating Activities

We commenced real estate operations with the acquisition of our first real estate investment on July 30, 2008. As of September 30, 2009, we owned five real estate properties, two real estate loans receivable and one investment in CMBS. Net cash provided by operating activities were $18.2 million and $1.9 million for the nine months ended September 30, 2009 and 2008, respectively. The increase in cash flows from operating activities was primarily due to increases in rental revenue from our real estate and increases in contractual interest income from our real estate-related investments as a result of our investment activities during 2008 and 2009, partially offset by increases in rental expenses, asset management fees, interest expense and general and administrative expenses. We expect that our cash flows from operating activities will increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments.

Cash Flows from Investing Activities

Net cash used in investing activities was $185.1 million and $220.9 million for the nine months ended September 30, 2009 and 2008, respectively. Our significant investing activities were as follows:

•	Acquisitions of one real estate investment totaling $112.2 million and two real estate investments totaling $215.4 million for the nine months ended September 30, 2009 and 2008, respectively.

•	Acquisition of one real estate loan receivable of $67.6 million for the nine months ended September 30, 2009.

•	Investment in real estate securities of $4.0 million for the nine months ended September 30, 2009.

•	Escrow deposits for future real estate acquisitions of $5.5 million for the nine months ended September 30, 2008.

Cash Flows from Financing Activities

Net cash provided by financing activities were $254.2 million and $263.4 million for the nine months ended September 30, 2009 and 2008, respectively, and consisted of the following:

Primary Public Offering and Payment of Offering and Other Costs and Expenses

•

Net offering proceeds of $413.4 million related to this offering for the nine months ended September 30, 2009 (excluding proceeds from our dividend reinvestment plan of $13.9 million and after payment of selling commissions, dealer manager fees and other organization and offering expenses of $47.8 million).

•

Net offering proceeds of $138.3 million related to this offering for the nine months ended September 30, 2008 (excluding proceeds from our dividend reinvestment plan of $0.6 million and after payment of selling commissions, dealer manager fees and other organization and offering expenses of $17.5 million).

•	Payments to redeem common stock of $1.6 million for the nine months ended September 30, 2009.

Debt Financings

•

Net proceeds from notes payable of $14.1 million consisting of (i) borrowings totaling $10.3 million related to the Portfolio Mortgage Loan and (ii) loan draws of $3.8 million used to fund general cash management requirements for the nine months ended September 30, 2009.

•	Net proceeds from notes payable of $128.1 million related to borrowings for the purchase of real estate for the nine months ended September 30, 2008.

•	Principal paydowns of notes payable of $160.3 million for the nine months ended September 30, 2009.

•	Payments of deferred financing costs related to the financing of real estate of $0.6 million and $2.7 million for the nine months ended September 30, 2009 and 2008, respectively.

Distributions Paid to Common Stockholders

•

Aggregate distributions declared of $27.2 million and net cash distributions paid of $10.7 million after giving effect to dividends reinvested by stockholders of $13.9 million for the nine months ended September 30, 2009.

•

Aggregate distributions declared of $1.0 million and net cash distributions paid of $0.3 million after giving effect to dividends reinvested by stockholders of $0.6 million for the nine months ended September 30, 2008.

Contractual Commitments and Contingencies

Our investment strategy is to utilize primarily secured and possibly unsecured debt to finance our investment portfolio; however, given the current debt market environment, we may elect to forego the use of debt on some or all of our future real estate acquisitions. Management remains vigilant in monitoring the risks inherent in our portfolio and is taking actions to ensure that we are positioned to take advantage of the current conditions in the capital markets. We may elect to obtain financing subsequent to the acquisition date on future real estate acquisitions and initially acquire investments without debt financing. Once we have fully invested the proceeds of this offering, we expect our debt financing to be between 50% and 65% of the cost of our tangible assets (before deducting depreciation or other noncash reserves). Our charter limits our borrowings to 75% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets; however, we may exceed that limit if the majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. During the early stages of this offering, and to the extent financing in excess of this limit is available at attractive terms, the conflicts committee may approve debt in excess of this limit. From time to time, our debt financing may be below 50% of the cost of our tangible assets due to the lack of availability of debt financing. As of September 30, 2009, our borrowings were approximately 15% of the cost of all our tangible assets (before depreciation or other noncash reserves).

In addition to using our capital resources for investing purposes and meeting our debt obligations, we expect to use our capital resources to make certain payments to our advisor and the dealer manager. During our organization and offering stage, these payments will include payments to the dealer manager for selling commissions and dealer manager fees and payments to the dealer manager and our advisor for reimbursement of certain organization and other offering expenses. However, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and organization and other offering expenses incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of real estate and real estate-related investments, the management of our assets and costs incurred by our advisor in providing services to us. The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of KBS Capital Advisors and our conflicts committee.

The following is a summary of our contractual obligations as of September 30, 2009 (in thousands):

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	Remainder of 2009	2010-2011	2012-2013	Thereafter

Outstanding debt obligations (1)	$125,180	$5,000	$26,330	$-	$93,850

Interest payments on outstanding debt obligations (2)	25,460	1,706	11,163	11,074	1,517

(1) Amounts include principal payments only.

(2) Projected interest payments are based on the outstanding principal amounts and interest rates in effect at September 30, 2009 (consisting of the contractual interest rate and the effect of interest rate floors). We incurred interest expense of $7.5 million, excluding amortization of deferred financing costs totaling $0.9 million, during the nine months ended September 30, 2009.

Results of Operations

Our results of operations for the three and nine months ended September 30, 2009 are not indicative of those expected in future periods as we broke escrow in this offering on June 24, 2008. We have not yet invested all of the proceeds from this offering received to date and expect to continue to raise additional capital and make future acquisitions, which would have a significant impact on our future results of operations. We commenced real estate operations on July 30, 2008 in connection with the acquisition of our first investment and during the three months ended September 30, 2008, we acquired two real estate properties. As of September 30, 2009, we owned four office properties, one office/flex property, two real estate loans receivable and one investment in CMBS. Therefore, our results of operations for the three and nine months ended September 30, 2008 are not comparable to the three and nine months ended September 30, 2009. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments.

Comparison of the three months ended September 30, 2008 versus the three months ended September 30, 2009

Rental income and tenant reimbursements increased from $1.8 million and $0.2 million, respectively, for the three months ended September 30, 2008 to $12.6 million and $2.2 million, respectively, for the three months ended September 30, 2009, primarily as a result of the growth in our real estate portfolio. We expect rental income and tenant reimbursements to increase in future periods as a result of anticipated future acquisitions of real estate.

Interest income from our real estate loans receivable, calculated using the interest method, was $4.6 million for the three months ended September 30, 2009. Interest income included $1.4 million in accretion of purchase price discounts, net of amortization of closing costs. We did not own any real estate loans receivable as of September 30, 2008, and therefore, did not generate any interest income from real estate loans receivable for the three months ended September 30, 2008. We expect that interest income will be higher in future periods as a result of anticipated future acquisitions of real estate-related investments.

Interest income from real estate securities totaled $0.1 million for the three months ended September 30, 2009 and relates to our floating rate CMBS purchased on August 3, 2009.

Property operating costs increased from $0.5 million for the three months end September 30, 2008 to $3.1 million for the three months ended September 30, 2009. Real estate taxes and insurance increased from $0.1 million for the three months ended September 30, 2008 to $1.2 million for the three months ended September 30, 2009. The increase in property operating costs, real estate taxes and insurance was due to the growth in our real estate portfolio. We expect these amounts to increase in future periods as a result of anticipated future acquisitions of real estate.

Asset management fees with respect to our real estate and real estate-related investments increased from $0.1 million for the three months ended September 30, 2008 to $1.2 million for the three months ended September 30, 2009 as a result of the growth in our real estate and real estate-related investment portfolio. All asset management fees incurred as of September 30, 2008 and 2009 have been paid. We expect asset management fees to increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments.

Real estate acquisition fees and expenses were $1.6 million for the three months ended September 30, 2009 and relate to the acquisition of one real estate property. Prior to January 1, 2009, costs related to the acquisition of real estate were capitalized.

General and administrative expenses increased from $0.3 million for the three months ended September 30, 2008 to $0.9 million for the three months ended September 30, 2009. These general and administrative costs consisted primarily of insurance premiums and professional fees. We expect general and administrative costs to increase in future periods as we acquire additional real estate and real estate-related investments but to decrease as a percentage of total revenue.

Depreciation and amortization expenses increased from $1.0 million for the three months ended September 30, 2008 to $7.3 million for the three months ended September 30, 2009, primarily due to the growth in our real estate portfolio. We expect these amounts to increase in future periods as a result of anticipated future acquisitions of real estate.

Interest expense increased from $0.6 million for the three months ended September 30, 2008 to $2.0 million for the three months ended September 30, 2009. Included in interest expense is the amortization of deferred financing costs of $0.1 million for the three months ended September 30, 2008 and $0.2 million for the three months ended September 30, 2009. The increase in interest expense is due to the increase in average principal outstanding during the three months ended September 30, 2009 compared to the three months ended September 30, 2008. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the amount of proceeds raised in this offering, the availability and cost of debt financing, and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.

Other interest income decreased from $198,000 for the three months ended September 30, 2008 to $151,000 for the three months ended September 30, 2009, and consisted of interest earned on our cash and cash equivalent accounts. The decrease in other interest income is primarily due to the decrease in interest rates during the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008, which was partially offset by the increase in our average cash balance during the same periods. Other interest income in future periods will vary based on the interest rates earned on our cash and cash equivalent accounts and the level of cash on hand, which will depend in part on how quickly we raise funds in this offering and how quickly we invest those funds.

Comparison of the nine months ended September 30, 2008 versus the nine months ended September 30, 2009

Rental income and tenant reimbursements increased from $1.8 million and $0.2 million, respectively, for the nine months ended September 30, 2008 to $34.4 million and $6.6 million, respectively, for the nine months ended September 30, 2009, primarily as a result of the growth in our real estate portfolio. We expect rental income and tenant reimbursements to increase in future periods as a result of anticipated future acquisitions of real estate.

Interest income from our real estate loans receivable, calculated using the interest method, was $12.3 million for the nine months ended September 30, 2009. Interest income included $3.7 million in accretion of purchase price discounts, net of amortization of closing costs. We did not own any real estate loans receivable as of September 30, 2008, and therefore, did not generate any interest income from real estate loans receivable for the nine months ended September 30, 2008. We expect that interest income will be higher in future periods as a result of anticipated future acquisitions of real estate-related investments.

Interest income from real estate securities totaled $0.1 million for the nine months ended September 30, 2009 and relates to our floating rate CMBS purchased on August 3, 2009.

Property operating costs increased from $0.5 million for the nine months ended September 30, 2008 to $8.6 million for the nine months ended September 30, 2009. Real estate taxes and insurance increased from $0.1 million for the nine months ended September 30, 2008 to $3.1 million for the nine months ended September 30, 2009. The increase in property operating costs, real estate taxes and insurance was due to the growth in our real estate portfolio. We expect these amounts to increase in future periods as a result of anticipated future acquisitions of real estate.

Asset management fees with respect to our real estate and real estate-related investments increased from $0.1 million for the nine months ended September 30, 2008 to $3.2 million for the nine months ended September 30, 2009 as a result of the growth in our real estate and real estate-related investment portfolio. All asset management fees incurred as of September 30, 2008 and 2009 have been paid. We expect asset management fees to increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments.

Real estate acquisition fees and expenses were $1.6 million for the nine months ended September 30, 2009 and relate to the acquisition of one real estate property. Prior to January 1, 2009, costs related to the acquisition of real estate were capitalized.

General and administrative expenses increased from $0.4 million for the nine months ended September 30, 2008 to $1.9 million for the nine months ended September 30, 2009. These general and administrative costs consisted primarily of insurance premiums and professional fees. We expect general and administrative costs to increase in future periods as we acquire additional real estate and real estate-related investments but to decrease as a percentage of total revenue.

Depreciation and amortization expenses increased from $1.0 million for the nine months ended September 30, 2008 to $19.7 million for the nine months ended September 30, 2009, primarily due to the growth in our real estate portfolio. We expect these amounts to increase in future periods as a result of anticipated future acquisitions of real estate.

Interest expense increased from $0.6 million for the nine months ended September 30, 2008 to $8.4 million for the nine months ended September 30, 2009. Included in interest expense is the amortization of deferred financing costs of $0.1 million for the nine months ended September 30, 2008 and $0.9 million for the nine months ended September 30, 2009. The increase in interest expense is due to increased borrowings related to the growth of our real estate portfolio. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the amount of proceeds raised in this offering, the availability and cost of debt financing, and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.

Other interest income increased from $0.2 million for the nine months ended September 30, 2008 to $0.5 million for the nine months ended September 30, 2009, and consisted of interest earned on our cash and cash equivalent accounts. The increase in other interest income is due to our higher average cash and cash equivalent balance. Other interest income in future periods will vary based on the interest rates earned on our cash and cash equivalent accounts and the level of cash on hand, which will depend in part on how quickly we raise funds in this offering and how quickly we invest those funds.

Organization and Offering Costs

Our organization and offering costs (other than selling commissions and dealer manager fees) may be paid by our advisor, the dealer manager or their affiliates on our behalf. Other offering costs include all expenses to be incurred by us in connection with this offering. Organization costs include all expenses incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. Organization costs are expensed as incurred and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.

Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, the dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on our behalf; however, our advisor is obligated to reimburse us to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by us exceed 15% of gross proceeds from this offering. As of September 30, 2009, selling commissions, dealer manager fees, and organization and other offering costs did not exceed 15% of the gross offering proceeds. Through September 30, 2009, including shares issued through our dividend reinvestment plan, we have issued 79,194,023 shares in this offering for gross offering proceeds of $789.3 million and recorded organization and other offering costs of $10.7 million and selling commissions and dealer manager fees of $71.9 million.

Funds from Operations

We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. Other REITs may not define FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition or may interpret the current NAREIT definition differently than we do.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table for the three and nine months ended September 30, 2009 and 2008, respectively (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2009	2008	2009	2008
Net income (loss)	$2,408	$(383)	$7,475	$(509)
Add:
Depreciation of real estate assets	2,571	284	7,180	284
Amortization of lease-related costs	4,731	677	12,474	677

FFO	$9,710	$578	$27,129	$452

Set forth below is additional information related to certain items included in net income (loss) above, which may be helpful in assessing our operating results. Please see the accompanying consolidated statements of cash flows for details of our operating, investing, and financing cash activities.

Significant Items Included in Net Income (Loss):

•

Revenues in excess of actual cash received as a result of straight-line rent of $0.6 million and $1.6 million for the three and nine months ended September 30, 2009, respectively, and $0.1 million for the three and nine months ended September 30, 2008;

•

Revenues in excess of actual cash received as a result of amortization of above-market/below-market in-place leases of approximately $1.4 million and $4.2 million for the three and nine months ended September 30, 2009, respectively, and approximately $0.1 million for the three and nine months ended September 30, 2008;

•

Interest income from the accretion of discounts on real estate loans receivable and real estate securities, net of amortization of closing costs, of $1.5 million and $3.8 million for the three and nine months ended September 30, 2009, respectively;

•

Interest expense from the amortization of deferred financing costs related to notes payable of approximately $0.2 million and $0.9 million for the three and nine months ended September 30, 2009, respectively, and approximately $0.1 million for the three and nine months ended September 30, 2008; and

•

Acquisition fees and expenses related to the purchase of real estate of approximately $1.6 million for the three and nine months ended September 30, 2009. Prior to January 1, 2009, acquisition fees and expenses related to the purchase of real estate were capitalized.

Operating cash flow and FFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as tenant improvements, building improvements and deferred leasing costs.

Distributions

During our offering stage, when we may raise capital in this offering more quickly than we acquire income-producing assets, and for some period after our offering stage, we may not be able to pay distributions solely from our cash flow from operations or FFO, in which case distributions may be paid in part from debt financing. Distributions declared, distributions paid and cash flows from operations were as follows for the first, second and third quarters of 2009 (in thousands, except per share amounts):

		Distributions				Cash Flows
	Distributions	Declared Per	Distributions Paid (3)			From
Period	Declared (1)	Share (1) (2)	Cash	Reinvested	Total	Operations
First Quarter 2009	$6,117	$0.160	$2,258	$3,089	$5,347	$3,427
Second Quarter 2009	9,160	0.162	3,541	4,649	8,190	8,172
Third Quarter 2009	11,877	0.164	4,935	6,193	11,128	6,616

	$27,154	$0.486	$10,734	$13,931	$24,665	$18,215

(1) Distributions for the period from January 1, 2009 through September 30, 2009 are based on daily record dates and are calculated at a rate of $0.00178082 per share per day.

(2) Assumes share was issued and outstanding each day during the periods presented.

(3) Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid approximately 15 days following month end.

For the nine months ended September 30, 2009, we paid aggregate distributions of $24.7 million, including $10.7 million of distributions paid in cash and $13.9 million of distributions reinvested through our dividend reinvestment plan. FFO for the nine months ended September 30, 2009 was $27.1 million and cash flow from operations was $18.2 million. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $18.2 million of current period operating cash flows, $2.7 million of operating cash reserves from prior periods and $3.8 million of debt financing. See the reconciliation of FFO to net income (loss) above.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flow from operations and FFO (except with respect to distributions related to sales of our assets and distributions related to the repayment of principal under investments we make in mortgage, mezzanine and other loans). However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Forward-Looking Statements,” “Market Outlook – Real Estate and Real Estate Finance Markets” and “Results of Operations,” herein, and the risks discussed under “Risk Factors” in the prospectus and in supplement no 8. Those factors include: the future operating performance of our investments in the existing real estate and financial environment; our ability to identify investments that are suitable to execute our investment objectives; the success and economic viability of our tenants; the ability of our borrowers and their sponsors to continue to make their debt service payments and/or to repay their loans upon maturity; our ability to refinance existing indebtedness at comparable terms; changes in interest rates on our variable rate debt obligations or loans receivable; and the level of participation in our dividend reinvestment plan. In the event our FFO and/or cash flow from operations decrease in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed FFO and/or cash flow from operations.

Critical Accounting Policies

Our consolidated interim financial statements have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of our financial statements requires significant management judgments, assumptions and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. A disclosure of the accounting policies that management considers critical in that they involve significant management judgments, assumptions and estimates is included in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference into the prospectus. There have been no significant changes to our policies during 2009, except as follows:

Real Estate

Real Estate Acquisition Valuation

We record the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. Prior to January 1, 2009, real estate acquired in a business combination, consisting of land, buildings and improvements, was recorded at cost. We allocated the cost of tangible assets, identifiable intangibles and assumed liabilities (consisting of above and below-market leases and tenant origination and absorption costs) acquired in a business combination based on their estimated fair values. Beginning January 1, 2009, all assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values, acquisition costs are generally expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. In addition, changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period are recorded to income tax expense. During the nine months ended September 30, 2009, we acquired one real estate asset in a business combination and expensed $1.6 million of acquisition costs.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

Real Estate Securities

We classify our investment in real estate securities as available-for-sale, since we may sell them prior to their maturity but do not hold them principally for the purpose of making frequent investments and sales with the objective of generating profits on short-term differences in price. This investment is carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss). Estimated fair values are generally based on quoted market prices, when available, or on estimates provided by independent pricing sources or dealers who make markets in such securities. In certain circumstances, such as when the market for the securities becomes inactive, we may determine it is appropriate to perform an internal valuation of the securities. Upon the sale of a security, the previously recognized unrealized gain (loss) would be reversed and the actual realized gain (loss) recognized.

On a quarterly basis, we evaluate our real estate securities for impairment. We review the projected future cash flows under these securities for changes in assumptions due to prepayments, credit loss experience and other factors. If, based on our quarterly estimate of cash flows, there has been an adverse change in the estimated cash flows from the cash flows previously estimated and the present value of the revised cash flows is less than the present value previously estimated and the fair value of the securities is less than its amortized cost basis, an other-than-temporary impairment is deemed to have occurred.

When we hold an other-than-temporarily impaired security that we do not intend to sell and where it is not likely that we will be required to sell the security prior to the anticipated recovery of our amortized cost basis, we will separate the other-than-temporary impairment loss into a credit component and a component related to other factors (e.g., market fluctuations). We calculate the credit component of the other-than-temporary impairment as the difference between the amortized cost basis of the security and the present value of its estimated cash flows discounted at the yield used to recognize interest income. The credit component will be charged to earnings and the component related to other factors will be recorded to other comprehensive income (loss).

As of September 30, 2009, we determined that the amortized cost basis of our real estate securities approximates its fair value and did not record any unrealized holding gains or losses. We did not recognize other-than-temporary impairments on our real estate securities during the three and nine months ended September 30, 2009. It is difficult to predict the timing or magnitude of these other-than-temporary impairments and significant judgments are required in determining impairments, including, but not limited to, assumptions regarding estimated prepayments, loss assumptions, and assumptions with respect to changes in interest rates. As a result, actual impairment losses could materially differ from these estimates.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we utilize quoted market prices from an independent third-party source to determine fair value and classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establish a fair value by assigning weights to the various valuation sources.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

We consider the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, Fair Value Measurements and Disclosures (Topic 820), Measuring Liabilities at Fair Value. This update provides amendments to the ASC for the fair value measurement of liabilities. In circumstances in which a quoted price in an active market for the identical liability is not available, the reporting entity is required to measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. These amendments to the ASC are effective upon issuance and did not have a significant impact on our financial statements.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	September 30, 2009	December 31, 2008
	(unaudited)
Assets
Real estate:
Land	$60,607	$35,307
Buildings and improvements	447,621	379,076
Tenant origination and absorption costs	66,968	46,396

Total real estate, at cost	575,196	460,779
Less accumulated depreciation and amortization	(25,801)	(6,436)

Total real estate, net	549,395	454,343
Real estate loans receivable, net	129,335	58,152
Real estate securities	4,037	—

Total real estate and real estate-related investments, net	682,767	512,495
Cash and cash equivalents	143,874	56,609
Rents and other receivables, net	3,696	2,250
Above-market leases, net	2,392	248
Deferred financing costs, prepaid expenses and other assets	1,701	1,260

Total assets	$834,430	$572,862

Liabilities and stockholders’ equity
Notes payable	$125,180	$271,446
Accounts payable and accrued liabilities	4,241	3,253
Due to affiliates	200	413
Distributions payable	4,110	1,621
Below-market leases, net	21,267	22,364
Other liabilities	1,251	1,460

Total liabilities	156,249	300,557

Commitments and contingencies (Note 12)
Redeemable common stock	14,290	1,921
Stockholders’ equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 79,052,748 and 31,515,364 shares issued and outstanding as of September 30, 2009 and December 31, 2008, respectively	791	315
Additional paid-in capital	690,302	277,592
Cumulative distributions and net losses	(27,202)	(7,523)

Total stockholders’ equity	663,891	270,384

Total liabilities and stockholders’ equity	$834,430	$572,862

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Revenues:
Rental income	$12,614	$1,833	$34,422	$1,833
Interest income from real estate loans receivable	4,572	—	12,262	—
Tenant reimbursements	2,230	191	6,560	191
Interest income from real estate securities	83	—	83	—
Other operating income	19	—	34	—

Total revenues	19,518	2,024	53,361	2,024

Expenses:
Operating, maintenance, and management	3,092	500	8,617	500
Real estate taxes and insurance	1,179	148	3,092	148
Asset management fees to affiliate	1,156	123	3,195	123
Real estate acquisition fees and expenses	1,554	—	1,554	—
General and administrative expenses	948	306	1,921	437
Depreciation and amortization	7,302	961	19,654	961
Interest expense	2,030	567	8,378	567

Total expenses	17,261	2,605	46,411	2,736

Other income:
Other interest income	151	198	525	203

Net income (loss)	2,408	(383)	7,475	(509)

Net income (loss) per common share, basic and diluted	$0.03	$(0.05)	$0.13	$(0.20)

Weighted-average number of common shares outstanding, basic and diluted	72,456,784	7,435,001	55,849,651	2,524,054

Distributions declared per common share	$0.164	$0.099	$0.486	$0.099

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Year Ended December 31, 2008 and Nine Months Ended September 30, 2009 (unaudited)

(dollars in thousands)

	Common Stock		Additional Paid-in Capital	Cumulative Distributions and Net Income (Loss)	Total Stockholders’ Equity
	Shares	Amounts
Balance, December 31, 2007	20,000	$1	$199	$—	$200
Issuance of common stock	31,495,364	314	313,903	—	314,217
Transfers to redeemable common stock	—	—	(1,921)	—	(1,921)
Distributions declared	—	—	—	(4,941)	(4,941)
Commissions on stock sales and related dealer manager fees	—	—	(29,084)	—	(29,084)
Other offering costs	—	—	(5,505)	—	(5,505)
Net loss	—	—	—	(2,582)	(2,582)

Balance, December 31, 2008	31,515,364	315	277,592	(7,523)	270,384
Issuance of common stock	47,698,659	477	474,654	—	475,131
Redemptions of common stock	(161,275)	(1)	(1,562)	—	(1,563)
Transfers to redeemable common stock	—	—	(12,369)	—	(12,369)
Distributions declared	—	—	—	(27,154)	(27,154)
Commissions on stock sales and related dealer manager fees	—	—	(42,789)	—	(42,789)
Other offering costs	—	—	(5,224)	—	(5,224)
Net income	—	—	—	7,475	7,475

Balance, September 30, 2009	79,052,748	$791	$690,302	$(27,202)	$663,891

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	Nine Months Ended September 30,
	2009	2008
Cash Flows from Operating Activities:
Net income (loss)	$7,475	$(509)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	19,654	961
Noncash interest income on real estate-related investments	(3,796)	—
Deferred rent	(1,600)	(100)
Bad debt recovery	(5)	—
Amortization of above- and below-market leases, net	(4,169)	(149)
Amortization of deferred financing costs	927	119
Changes in operating assets and liabilities:
Rents and other receivables	159	(112)
Prepaid expenses and other assets	(481)	(267)
Accounts payable and accrued liabilities	260	1,566
Other liabilities	(209)	378

Net cash provided by operating activities	18,215	1,887

Cash Flows from Investing Activities:
Acquisitions of real estate	(112,174)	(215,418)
Additions to real estate	(1,375)	—
Investment in real estate loan receivable	(67,611)	—
Investments in real estate securities	(3,958)	—
Escrow deposits for future real estate acquisitions	—	(5,529)

Net cash used in investing activities	(185,118)	(220,947)

Cash Flows from Financing Activities:
Proceeds from notes payable	14,060	128,126
Principal payments on notes payable	(160,326)	—
Payments of deferred financing costs	(631)	(2,691)
Proceeds from issuance of common stock	461,200	155,858
Payments to redeem common stock	(1,563)	—
Payments of commissions on stock sales and related dealer manager fees	(42,789)	(14,551)
Payments of other offering costs	(5,049)	(2,985)
Distributions paid to common stockholders	(10,734)	(323)

Net cash provided by financing activities	254,168	263,434

Net increase in cash and cash equivalents	87,265	44,374
Cash and cash equivalents, beginning of period	56,609	200

Cash and cash equivalents, end of period	$143,874	$44,574

Supplemental Disclosure of Cash Flow Information:
Interest paid	$7,944	$41,048

Supplemental Disclosure of Noncash Transactions:
Increase in distributions payable	$2,489	$683

Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$13,931	$578

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(unaudited)

1. ORGANIZATION

KBS Real Estate Investment Trust II, Inc. (the “Company”) was formed on July 12, 2007 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2008. The Company conducts its business primarily through KBS Limited Partnership II, a Delaware limited partnership formed on August 23, 2007 (the “Operating Partnership”), and its subsidiaries. The Company is the sole general partner of and directly owns a 0.1% partnership interest in the Operating Partnership. The Company’s wholly-owned subsidiary, KBS REIT Holdings II LLC, a Delaware limited liability company formed on August 23, 2007 (“KBS REIT Holdings II”), owns the remaining 99.9% partnership interest in the Operating Partnership and is its sole limited partner.

The Company intends to invest in a diverse portfolio of real estate and real estate-related investments. As of September 30, 2009, the Company owned five real estate properties (consisting of four office properties and one office/flex property), two real estate loans and one investment in commercial mortgage-backed securities (“CMBS”).

Subject to certain restrictions and limitations, the business of the Company is managed by KBS Capital Advisors LLC (the “Advisor”), an affiliate of the Company, pursuant to an advisory agreement the Company entered into with the Advisor on May 21, 2009 (the “Advisory Agreement”). The Advisory Agreement may be renewed for an unlimited number of one-year periods upon the mutual consent of the Advisor and the Company. Either party may terminate the Advisory Agreement upon 60 days’ written notice. The Advisor owns 20,000 shares of the Company’s common stock.

On September 27, 2007, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a maximum of 280,000,000 shares of common stock for sale to the public (the “Offering”), of which 200,000,000 shares were registered in the Company’s primary offering and 80,000,000 shares were registered under the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on April 22, 2008.

The Company retained KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Advisor, to serve as the dealer manager of the Offering pursuant to a dealer manager agreement the Company entered into on April 22, 2008 (the “Dealer Manager Agreement”). The Dealer Manager is responsible for marketing the Company’s shares in the Offering. The Company intends to use substantially all of the net proceeds from the Offering to invest in a diverse portfolio of real estate and real estate-related investments.

As of September 30, 2009, the Company had sold 79,194,023 shares of common stock for gross offering proceeds of $789.3 million, including 1,668,755 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $15.9 million. Also as of September 30, 2009, the Company had redeemed 161,275 of the shares sold in the Offering for $1.6 million.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, KBS REIT Holdings II, the Operating Partnership, and their direct and indirect wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for annual financial statements. In the opinion of management, the financial statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Operating results for the three and nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009. For further information, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2008 included in the Company’s Annual Report on Form 10-K filed with the SEC.

Effective September 15, 2009, the ASC was established as the single source of authoritative nongovernmental GAAP. Prior to the issuance of the ASC, all GAAP pronouncements were issued in separate topical pronouncements in the form of statements, staff positions or Emerging Issues Task Force Abstracts, and were referred to as such. While the ASC does not change GAAP, it introduces a new structure and supersedes all previously issued non-SEC accounting and reporting standards. In addition to the ASC, the Company is still required to follow SEC rules and regulations relating to the preparation of financial statements. The Company’s accounting policies are consistent with the guidance set forth in the ASC.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Reclassifications

Certain amounts in the Company’s prior period consolidated financial statements have been reclassified to conform to the current period presentation. These reclassifications have not changed the results of operations of prior periods.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

Revenue Recognition

The Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectability is reasonably assured and records amounts expected to be received in later years as deferred rent. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

During the nine months ended September 30, 2009 and 2008, the Company recognized deferred rent from tenants of $1.6 million and $0.1 million, respectively. As of September 30, 2009 and December 31, 2008, the cumulative deferred rent balance was $2.2 million and $0.6 million, respectively, and is included in rents and other receivables on the accompanying balance sheets. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

The Company makes estimates of the collectibility of its tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. Management specifically analyzes accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. During the nine months ended September 30, 2009, the Company reduced its bad debt reserve and recorded a net recovery of bad debt related to its tenant receivables of $5,000. The Company did not record any bad debt expense related to its deferred rent receivables.

Interest income on the Company’s real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination fees and origination or acquisition costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. The Company will place loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, the Company will reverse the accrual for unpaid interest and generally will not recognize subsequent interest income until the cash is received, or the loan returns to accrual status.

The Company recognizes interest income on real estate securities that are rated “AA” and above on an accrual basis according to the contractual terms of the securities. Discounts or premiums are amortized to interest income over the life of the investment using the interest method.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

The Company recognizes interest income on real estate securities that are beneficial interests in securitized financial assets that are rated below “AA” using the effective yield method, which requires the Company to periodically project estimated cash flows related to these securities and recognize interest income at an interest rate equivalent to the estimated yield on the security, as calculated using the security’s estimated cash flows and amortized cost basis, or reference amount. Changes in the estimated cash flows are recognized through an adjustment to the yield on the security on a prospective basis. Projecting cash flows for these types of securities requires the use of a significant amount of assumptions and judgment, which may have a significant impact on the timing of revenue recognized on these investments.

The Company recognizes interest income on its cash and cash equivalents as it is earned and records such amounts as other interest income.

Real Estate

Real Estate Acquisition Valuation

The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. Prior to January 1, 2009, real estate acquired in a business combination, consisting of land, buildings and improvements, was recorded at cost. The Company allocated the cost of tangible assets, identifiable intangibles and assumed liabilities (consisting of above and below-market leases and tenant origination and absorption costs) acquired in a business combination based on their estimated fair values. Beginning January 1, 2009, all assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values, acquisition costs are generally expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. In addition, changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period are recorded to income tax expense. During the nine months ended September 30, 2009, the Company acquired one real estate asset in a business combination and expensed $1.6 million of acquisition costs.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income.

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company assesses the recoverability by estimating whether the Company will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. There were no impairment losses related to real estate and related intangible assets and liabilities recorded by the Company during the nine months ended September 30, 2009 and 2008.

Real Estate Loans Receivable

The Company’s real estate loans receivable are recorded at amortized cost, net of loan loss reserves (if any), and evaluated for impairment at each balance sheet date. The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

As of September 30, 2009, there was no loan loss reserve and there were no impairment losses related to the real estate loans receivable recorded by the Company during the nine months ended September 30, 2009. However, in the future, the Company may experience losses from its investments in loans receivable requiring the Company to record loan loss reserves. Realized losses on individual loans could be material and significantly exceed any recorded reserves.

The reserve for loan losses is a valuation allowance that reflects management’s estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve is adjusted through “Provision for loan losses” on the Company’s consolidated statements of operations and is decreased by charge-offs to specific loans when losses are confirmed. The reserve for loan losses may include a portfolio-based component and an asset-specific component.

The asset-specific reserve component relates to reserves for losses on loans considered impaired. The Company considers a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. The Company also considers a loan to be impaired if it grants the borrower a concession through a modification of the loan terms or if it expects to receive assets (including equity interests in the borrower) in partial satisfaction of the loan. A reserve is established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts received in partial satisfaction of an impaired loan are lower than the carrying value of that loan.

The portfolio-based reserve component covers the pool of loans that do not have asset-specific reserves. A provision for loan losses is recorded when available information as of each balance sheet date indicates that it is probable that the pool of loans will incur a loss and the amount of the loss can be reasonably estimated. Required reserve balances for this pool of loans are derived from estimated probabilities of default and estimated loss severities assuming a default occurs. On a quarterly basis, the Company’s management assigns estimated probabilities of default and loss severities to each loan in the portfolio based on factors such as the debt service coverage of the underlying collateral, the estimated fair value of the collateral, the significance of the borrower’s investment in the collateral, the financial condition of the borrower and/or its sponsors, the likelihood that the borrower and/or its sponsors would allow the loan to default, the Company’s willingness and ability to step in as owner in the event of default, and other pertinent factors.

Failure to recognize impairments would result in the overstatement of earnings and the carrying value of the Company’s real estate loans held for investment. Actual losses, if any, could differ significantly from estimated amounts.

Real Estate Securities

The Company classifies its investments in real estate securities as available-for-sale, since the Company may sell them prior to their maturity but does not hold them principally for the purpose of making frequent investments and sales with the objective of generating profits on short-term differences in price. These investments are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss). Estimated fair values are generally based on quoted market prices, when available, or on estimates provided by independent pricing sources or dealers who make markets in such securities. In certain circumstances, such as when the market for the securities becomes inactive, the Company may determine it is appropriate to perform an internal valuation of the securities. Upon the sale of a security, the previously recognized unrealized gain (loss) would be reversed and the actual realized gain (loss) recognized.

On a quarterly basis, the Company evaluates its real estate securities for impairment. The Company reviews the projected future cash flows from these securities for changes in assumptions due to prepayments, credit loss experience and other factors. If, based on the Company’s quarterly estimate of cash flows, there has been an adverse change in the estimated cash flows from the cash flows previously estimated, the present value of the revised cash flows is less than the present value previously estimated and the fair value of the securities is less than its amortized cost basis, an other-than-temporary impairment is deemed to have occurred.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

When the Company holds an other-than-temporarily impaired security that it does not intend to sell and where it is not likely that the Company will be required to sell the security prior to the anticipated recovery of its amortized cost basis, the Company will separate the other-than-temporary impairment loss into a credit component and a component related to other factors (e.g., market fluctuations). The Company calculates the credit component of the other-than-temporary impairment as the difference between the amortized cost basis of the security and the present value of its estimated cash flows discounted at the yield used to recognize interest income. The credit component will be charged to earnings and the component related to other factors will be recorded to other comprehensive income (loss).

As of September 30, 2009, the Company determined that the amortized cost basis of its real estate securities approximates the fair value and did not record any unrealized holding gains or losses. The Company did not recognize other-than-temporary impairments on its real estate securities during the three and nine months ended September 30, 2009. It is difficult to predict the timing or magnitude of these other-than-temporary impairments and significant judgments are required in determining impairments, including, but not limited to, assumptions regarding estimated prepayments, loss assumptions, and assumptions with respect to changes in interest rates. As a result, actual impairment losses could materially differ from these estimates.

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financings that do not close are expensed in the period in which it is determined that the financing will not close. As of September 30, 2009 and December 31, 2008, the Company’s deferred financing costs were $0.2 million and $0.5 million, respectively, net of amortization.

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, Fair Value Measurements and Disclosures (Topic 820), Measuring Liabilities at Fair Value. This update provides amendments to the ASC for the fair value measurement of liabilities. In circumstances in which a quoted price in an active market for the identical liability is not available, the reporting entity is required to measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. These amendments to the ASC are effective upon issuance and did not have a significant impact on the financial statements of the Company.

Redeemable Common Stock

The Company has adopted a share redemption program that may enable stockholders to sell their shares to the Company in limited circumstances.

There are several limitations on the Company’s ability to redeem shares under the share redemption program:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” (as defined under the share redemption program) or “determination of incompetence” (as defined under the share redemption program), the Company may not redeem shares until the stockholder has held his or her shares for one year.

•

The share redemption program limits the number of shares the Company may redeem to those that the Company could purchase with the amount of the net proceeds from the sale of shares under the dividend reinvestment plan during the prior calendar year.

•	During any calendar year, the Company may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

•

The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Pursuant to the program, the Company will initially redeem shares as follows:

•	The lower of $9.25 or 92.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least one year;

•	The lower of $9.50 or 95.0% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least two years;

•	The lower of $9.75 or 97.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least three years;

•	The lower of $10.00 or 100% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least four years; and

•

Notwithstanding the above, until the Company establishes an estimated value per share, the redemption price for shares being redeemed upon a stockholder’s death, “qualifying disability” or “determination of incompetence” will be the amount paid to acquire the shares from the Company.

Once the Company establishes an estimated value per share of common stock, the redemption price per share for all stockholders will be equal to the estimated value per share, as determined by the Advisor or another firm chosen for that purpose. The share redemption program document states that the Company expects to establish an estimated value per share no later than three years after the completion of its offering stage; however, to assist broker-dealers who sell shares in the Offering meet their regulatory obligations, the Company currently expects to establish an estimated value per share no later than the expiration of the first 18-month period in which the Company does not sell shares in an equity offering. “Offering” for this purpose could include a public or private offering of equity securities but does not include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in the Operating Partnership.

The Company’s board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to its stockholders. The Company may provide this notice by including such information in a Current Report on Form 8-K or in the Company’s annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to its stockholders.

The Company records amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheets since the shares are mandatorily redeemable at the option of the holder and therefore their redemption is outside the control of the Company. The maximum amount redeemable under the Company’s share redemption program is limited to the number of shares the Company could redeem with the amount of the net proceeds from the sale of shares under the dividend reinvestment plan during the prior calendar year. However, since the amounts that can be redeemed are determinable and only contingent on an event that is likely to occur (e.g., the passage of time), the Company presents the net proceeds from the current year and prior year dividend reinvestment plan as redeemable common stock in the accompanying consolidated balance sheets.

The Company classifies financial instruments that represent a mandatory obligation of the Company to redeem shares as liabilities. The Company’s redeemable common shares are contingently redeemable at the option of the holder. When the Company determines it has a mandatory obligation to redeem shares under the share redemption program, it will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

The Company limits the dollar value of shares that may be redeemed under the program as described above. During the nine months ended September 30, 2009, the Company redeemed $1.6 million of common stock.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

Related Party Transactions

Pursuant to the Advisory Agreement and Dealer Manager Agreement, the Company is obligated to pay the Advisor and the Dealer Manager specified fees upon the provision of certain services related to the Offering, the investment of funds in real estate and real estate-related investments, management of the Company’s investments and other services (including, but not limited to, the disposition of investments), as well as to reimburse the Advisor and Dealer Manager for organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company and reimburse the Advisor for acquisition and origination expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement.

The Company records all related party fees as incurred, subject to any limitations described in the Advisory Agreement. The Company had not incurred any disposition fees, subordinated participation in net cash flows, or subordinated incentive listing fees during the three and nine months ended September 30, 2009.

Selling Commissions and Dealer Manager Fees

The Company pays the Dealer Manager up to 6% and 3.5% of the gross offering proceeds from the primary offering as selling commissions and dealer manager fees, respectively. A reduced sales commission and dealer manager fee is paid with respect to certain volume discount sales. No sales commission or dealer manager fee is paid on shares issued through the dividend reinvestment plan. The Dealer Manager reallows 100% of sales commissions earned to participating broker-dealers. The Dealer Manager may reallow to any participating broker-dealer up to 1% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee and, in special cases, the Dealer Manager may increase the reallowance.

Organization and Offering Costs

Organization and offering costs (other than selling commissions and dealer manager fees) of the Company may be paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company. Other offering costs include all expenses to be incurred by the Company in connection with the Offering. Organization costs include all expenses to be incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.

Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and other offering costs paid by them on behalf of the Company, provided that the Advisor would be obligated to reimburse the Company to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by the Company in the Offering exceed 15% of gross offering proceeds. As a result, these costs are only a liability of the Company to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by the Company do not exceed 15% of the gross proceeds of the Offering. As of September 30, 2009, the Company’s selling commissions, dealer manager fees, and organization and other offering costs did not exceed 15% of the gross offering proceeds. Through September 30, 2009, including shares issued through the Company’s dividend reinvestment plan, the Company had issued 79,194,023 shares in the Offering for gross offering proceeds of $789.3 million and recorded organization and other offering costs of $10.7 million and selling commissions and dealer manager fees of $71.9 million. Organization costs are expensed as incurred and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.

Acquisition and Origination Fees

The Company pays the Advisor an acquisition fee equal to 0.75% of the cost of investments acquired, including acquisition expenses and any debt attributable to such investments. With respect to investments in and originations of loans, the Company pays an origination fee equal to 1.0% of the amount funded by the Company to acquire or originate mortgage, mezzanine, bridge or other loans, including any expenses related to such investments and any debt the Company uses to fund the acquisition or origination of these loans. The Company does not pay an acquisition fee with respect to such loans.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

Asset Management Fee

With respect to investments in real estate, the Company pays the Advisor a monthly asset management fee equal to one-twelfth of 0.75% of the amount paid or allocated to acquire the investment, inclusive of acquisition fees and expenses related thereto and the amount of any debt associated with or used to acquire such investment. In the case of investments made through joint ventures, the asset management fee will be determined based on the Company’s proportionate share of the underlying investment.

With respect to investments in loans and any investments other than real estate, the Company pays the Advisor a monthly fee calculated, each month, as one-twelfth of 0.75% of the lesser of (i) the amount actually paid or allocated to acquire or fund the loan or other investment, inclusive of acquisition or origination fees and expenses related thereto and the amount of any debt associated with or used to acquire or fund such investment and (ii) the outstanding principal amount of such loan or other investment, plus the acquisition or origination fees and expenses related to the acquisition or funding of such investment, as of the time of calculation.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax on income that it distributes as dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company believes that it is organized and operates in such a manner as to qualify for treatment as a REIT.

Per Share Data

Basic net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the three and nine months ended September 30, 2009 and 2008, respectively.

Distributions declared per common share assumes each share was issued and outstanding each day during the three and nine months ended September 30, 2009 and is based on daily record dates for distributions for the period of $0.00178082 per share per day. Each day during the period from January 1, 2009 through September 30, 2009 was a record date for distributions.

Distributions for the period from July 16, 2008 through August 15, 2008 were based on daily record dates and calculated at a rate of $0.00054795 per share per day. Distributions for the period from August 16, 2008 through September 30, 2008 are based on daily record dates and calculated at a rate of $0.00178082 per share per day. No day during the period from January 1, 2008 through July 15, 2008 was a record date for distributions.

Industry Segments

The Company’s segments are based on the Company’s method of internal reporting which classifies its operations by investment type: real estate and real estate-related. For financial data by segment, see Note 10, “Segment Information.”

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

3. RECENT ACQUISITIONS OF REAL ESTATE

Real Estate Acquisitions During the Three Months Ended September 30, 2009

During the three months ended September 30, 2009, the Company acquired the following property (in thousands):

				Intangibles
Property Name Location of Property	Acquisition Date	Land	Building and Improvements	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities	Total Purchase Price
Willow Oaks Corporate Center (1) Fairfax, VA	08/26/2009	$25,300	$67,016	$20,786	$2,226	$(3,154)	$112,174

(1) As of September 30, 2009, the purchase price allocation is preliminary and pending the receipt of information necessary to complete the valuation of certain tangible and intangible assets and liabilities.

The intangible assets and liabilities acquired in connection with the Willow Oaks Corporate Center acquisition have weighted-average amortization periods as of the date of acquisition as follows (in years):

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
Willow Oaks Corporate Center	5.5	9.0	5.5

4. REAL ESTATE

As of September 30, 2009, the Company’s real estate portfolio was composed of four office properties and one office/flex property encompassing approximately 2.0 million rentable square feet and was 98% leased. The following table provides summary information regarding the properties owned by the Company as of September 30, 2009 (in thousands):

Property	Date Acquired	City	State	Property Type	Total Real Estate at Cost	Accumulated Depreciation and Amortization	Total Real Estate, Net
Mountain View Corporate Center	07/30/2008	Basking Ridge	NJ	Office	$31,003	$(1,896)	$29,107

Campus Drive Buildings
100 & 200 Campus Drive Buildings	09/09/2008	Florham Park	NJ	Office	198,999	(12,758)	186,241
300-600 Campus Drive Buildings	10/10/2008	Florham Park	NJ	Office	195,976	(9,205)	186,771

Total Campus Drive Buildings					394,975	(21,963)	373,012

350 E. Plumeria Building	12/18/2008	San Jose	CA	Office/Flex	36,116	(889)	35,227

Willow Oaks Corporate Center	08/26/2009	Fairfax	VA	Office	113,102	(1,053)	112,049

					$575,196	$(25,801)	$549,395

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

Operating Leases

The Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of September 30, 2009, the leases have remaining terms of up to 9.8 years with a weighted-average remaining term of 4.9 years. The leases may have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires security deposits from tenants in the form of a cash deposit and/or a letter of credit. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to tenant leases are included in other liabilities in the accompanying consolidated balance sheets and totaled $0.7 million and $0.6 million as of September 30, 2009 and December 31, 2008, respectively.

As of September 30, 2009, the future minimum rental income from the Company’s properties under non-cancelable operating leases is as follows (in thousands):

October 1, 2009 through December 31, 2009	$13,004
2010	49,235
2011	45,462
2012	42,496
2013	36,098
Thereafter	83,362

$269,657

As of September 30, 2009, the Company’s highest tenant industry concentrations were as follows:

Industry	Number of Tenants	Annualized Base Rent (1) (in thousands)	Percentage of Annualized Base Rent
Other Professional Services	8	$10,730	19.8%
Manufacturing	3	9,549	17.6%
Finance	11	9,181	16.9%
Computer Systems Design and Programming	4	7,626	14.0%
Legal Services	3	6,442	11.9%

		$43,528	80.2%

(1) Annualized base rent represents annualized contractual base rental income, adjusted to straight-line any contractual rent increases or decreases from the lease’s inception through the balance of the lease term.

No other tenant industries accounted for more than 10% of annualized based rent. No material tenant credit issues have been identified at this time.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

As of September 30, 2009, the Company had a concentration of credit risk related to the following tenant lease that represents more than 10% of the Company’s annualized base rent:

			Net Rentable Sq. Ft.		Annualized Base Rent Statistics
Tenant	Property	Tenant Industry	Square Feet	% of Portfolio	Annualized Base Rent (1) (in thousands)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Square Feet	Lease Expiration (2)
BASF Americas Corporation	100 & 200 Campus Drive Buildings	Manufacturing	199,024	10.1%	$6,415	11.8%	$32.23	11/30/2016

			199,024	10.1%	$6,415	11.8%	$32.23

(1) Annualized base rent represents annualized contractual base rental income, adjusted to straight-line any contractual rent increases or decreases from the lease’s inception through the balance of the lease term.

(2) Represents the expiration date of the lease at September 30, 2009 and does not take into account any tenant renewal options.

5. TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW-MARKET LEASE LIABILITIES

As of September 30, 2009 and December 31, 2008, the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities (excluding fully amortized assets and liabilities and accumulated amortization) are as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008
Cost	$66,968	$46,396	$2,499	$273	$26,972	$23,835
Accumulated Amortization	(11,881)	(3,043)	(107)	(25)	(5,705)	(1,471)

Net Amount	$55,087	$43,353	$2,392	$248	$21,267	$22,364

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

Increases (decreases) in net income as a result of amortization of the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the three and nine months ended September 30, 2009 and 2008 are as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	For the Three Months Ended September 30,		For the Three Months Ended September 30,		For the Three Months Ended September 30,
	2009	2008	2009	2008	2009	2008
Amortization	$(3,393)	$(516)	$(52)	$(11)	$1,464	$160

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	For the Nine Months Ended September 30,		For the Nine Months Ended September 30,		For the Nine Months Ended September 30,
	2009	2008	2009	2008	2009	2008
Amortization	$(9,052)	$(516)	$(82)	$(11)	$4,251	$160

6. REAL ESTATE LOANS RECEIVABLE

As of September 30, 2009 and December 31, 2008, the Company, through wholly owned subsidiaries, had invested in real estate loans receivable as follows (dollars in thousands):

Loan Name Location of Related Property or Collateral	Date Acquired	Property Type	Loan Type	Outstanding Principal Balance as of September 30, 2009 (1)	Book Value as of September 30, 2009 (2)	Book Value as of December 31, 2008 (2)	Contractual Interest Rate (3)	Annualized Effective Interest Rate (3)	Maturity Date (3)
Northern Trust Building A-Note San Diego, California	12/31/2008	Office	A-Note	$94,500	$59,906	$58,152	5.60%	12.9%	10/01/2017

One Liberty Plaza Notes (4) New York, New York	02/11/2009	Office	Mortgage	115,000	69,429	—	6.14%	14.8%	08/06/2017

				$209,500	$129,335	$58,152

(1) Outstanding principal balance as of September 30, 2009 represents original principal balance outstanding under the loan, increased for any subsequent fundings and reduced for any principal paydowns.

(2) Book value of real estate loans receivable represents outstanding principal balance adjusted for unamortized acquisition discounts, origination fees, and direct origination and acquisition costs.

(3) Contractual interest rates are the stated interest rates on the face of the loans. Annualized effective interest rates are calculated as the actual interest income recognized in 2009, using the interest method, divided by the average amortized cost basis of the investment. The annualized effective interest rates and contractual interest rates presented are for the nine months ended September 30, 2009. Maturity dates are as of September 30, 2009.

(4) Monthly installments on the One Liberty Plaza Notes are interest only until August 2011. For the final six years on the notes, principal on the loan amortizes on a 30-year amortization schedule, with the remaining principal balance due at maturity.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

The following summarizes the activity related to real estate loans receivable for the nine months ended September 30, 2009 (in thousands):

Real estate loan receivable - December 31, 2008	$58,152

Face value of real estate loan receivable acquired	115,000

Discount on purchase of real estate loan receivable	(48,300)

Accretion of discounts on purchased real estate loans receivable	3,783

Closing costs on purchase of real estate loan receivable	766

Amortization of closing costs on purchased real estate loans receivable	(66)

Real estate loans receivable - September 30, 2009	$129,335

For the three and nine months ended September 30, 2009, interest income from real estate loans receivable consists of the following (in thousands):

	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009
Contractual interest income	$3,157	$8,545
Accretion of purchase discounts	1,439	3,783
Amortization of closing costs on purchases	(24)	(66)

Interest income from real estate loans receivable	$4,572	$12,262

As of September 30, 2009 and December 31, 2008, interest receivable from real estate loans receivable were $0.9 million and $0.5 million, respectively, and included in rents and other receivables.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

7.	NOTES PAYABLE

As of September 30, 2009 and December 31, 2008, the Company’s notes payable, all of which are interest-only loans during the terms of the loans with principal payable upon maturity, consist of the following (dollars in thousands):

	Principal as of September 30, 2009	Principal as of December 31, 2008	Contractual Interest Rate as of September 30, 2009 (1)	Interest Rate at September 30, 2009 (1)	Maturity Date (2)

Mountain View Corporate Center Mortgage Loan (3)	$—	$12,270	(3)	(3)	(3)

Portfolio Mortgage Loan (4)	26,330	—	LIBOR + 3.75% (5)	4.10%	01/30/2010

Campus Drive Buildings
100 & 200 Campus Drive Buildings
100 & 200 Campus Drive Mortgage Loan (6)	5,000	89,800	One-month LIBOR + 3.75%	4.00%	12/09/2009
100 & 200 Campus Drive Mezzanine Loan (7)	—	28,526	(7)	(7)	(7)

Total 100 & 200 Campus Drive Buildings	5,000	118,326

300-600 Campus Drive Buildings
300-600 Campus Drive Mortgage Loan	93,850	93,850	5.90%	5.90%	04/10/2014
300-600 Campus Drive Mezzanine Loan (7)	—	47,000	(7)	(7)	(7)

Total 300-600 Campus Drive Buildings	93,850	140,850

	$125,180	$271,446

(1) Contractual interest rate as of September 30, 2009 represents the interest rate in effect under the loan as of September 30, 2009. Interest rate at September 30, 2009 is calculated as the actual interest rate in effect at September 30, 2009 (consisting of the contractual interest rate and the effect of interest rate floors), using interest rate indices as September 30, 2009 where applicable.

(2) Represents the initial maturity date or the maturity date as extended as of September 30, 2009; subject to certain conditions, the maturity dates of certain loans may be extended beyond the date shown.

(3) During the nine months ended September 30, 2009, the Company modified the terms of the loan. As part of the modification, the loan is cross-defaulted and cross-collateralized with another property and represented under Portfolio Mortgage Loan. See footnote (4) below.

(4) Represents a portfolio of two separate loans. The individual deeds of trust and mortgages on the respective properties securing the loans are cross-defaulted and cross-collateralized. At inception, this loan provided the Company with the ability to draw up to $4.0 million for general cash management purposes. From inception of the loan to September 30, 2009, the Company has drawn $2.5 million and $1.5 million remains available as of September 30, 2009.

(5) The interest rate under this loan is calculated at a variable rate of 375 basis points over one-month LIBOR, but at no point shall the interest rate be less than 4.10%.

(6) On July 10, 2009, the Company made an $84.8 million principal payment on this loan to reduce the outstanding principal balance to $5.0 million.

(7) During the nine months ended September 30, 2009, the Company repaid in full the principal and accrued interest on this loan.

During the three and nine months ended September 30, 2009, the Company incurred $2.0 million and $8.4 million, respectively, of interest expense. Of this amount, $0.4 million was payable as of September 30, 2009. Included in interest expense for the three and nine months ended September 30, 2009 was $0.2 million and $0.9 million, respectively, of amortization of deferred financing costs.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

The following is a schedule of maturities for all notes payable outstanding as of September 30, 2009 (in thousands):

October 1, 2009 through December 31, 2009	$5,000
2010	26,330
2011	—
2012	—
2013	—
Thereafter	93,850

$125,180

Recent Financing Transactions

100 & 200 Campus Drive Mortgage Loan Extension

On September 8, 2009, the Company entered an agreement with Wells Fargo Bank, National Association to extend the maturity date of the 100 & 200 Campus Drive Mortgage Loan to December 9, 2009. During the extension period, the interest rate under this loan will be calculated at a variable rate of 375 basis points over one-month LIBOR, as reset daily, with the option to request a fixed rate equal to 375 basis points over one-month LIBOR by entering into a one-month LIBOR contract.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value for certain financial instruments is derived using a combination of market quotes, pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and whose markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments whose markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. See Note 2, “Summary of Significant Accounting Policies.” The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instruments for which it is practicable to estimate the fair value:

Cash and cash equivalents, rent and other receivables, and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.

Real estate loans receivable: These instruments are presented in the accompanying consolidated balance sheets at their amortized cost net of recorded loan loss reserves and not at fair value. The fair values of real estate loans receivable were estimated using an internal valuation model that considered the expected cash flows for the loans, underlying collateral values (for collateral-dependent loans) and estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements.

Real estate securities: This investment is classified as available-for-sale and is presented at fair value. As of September 30, 2009, the Company based its fair value measurements of the real estate securities on an internal valuation model that considered expected cash flows from the underlying loans and yields required by market participants. As such, the Company classifies these inputs as Level 3 inputs.

Notes Payable: The fair value of the Company’s notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

The following are the carrying amounts and fair values of the Company’s financial instruments as of September 30, 2009 and December 31, 2008, whose carrying amounts do not approximate their fair value:

	September 30, 2009 (in thousands)			December 31, 2008 (in thousands)
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial assets:
Real estate loans receivable	$209,500	$129,335	$170,664	$94,500	$58,152	$58,152
Financial liabilities:
Notes payable	125,180	125,180	122,962	271,446	271,446	265,928

Disclosure of the fair value of financial instruments is based on pertinent information available to the Company at September 30, 2009 and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.

At September 30, 2009, the Company held the following assets measured at fair value (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
Real estate securities	$4,037	$—	$—	$4,037
Non-recurring Basis:
Real estate acquired	$112,174	$—	$—	$112,174

Total Assets	$116,211	$—	$—	$116,211

The table below presents a reconciliation of the beginning and ending balances of financial instruments of the Company having recurring fair value measurements based on significant unobservable inputs (Level 3) for the nine months ended September 30, 2009 (in thousands):

For the Nine Months Ended September 30, 2009
Balance, December 31, 2008	$—
Purchases, issuances and settlements	3,958
Interest accretion on real estate securities	79

Balance, September 30, 2009	$4,037

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

9. RELATED PARTY TRANSACTIONS

The Company has entered into an Advisory Agreement with the Advisor and a Dealer Manager Agreement with the Dealer Manager. These agreements entitle the Advisor and the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and the investment of funds in real estate and real estate-related investments, among other services, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company (as discussed in Note 2, “Summary of Significant Accounting Policies”) and certain costs incurred by the Advisor in providing services to the Company.

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the three and nine months ended September 30, 2009 and 2008, and any related amounts payable as of September 30, 2009 and December 31, 2008 (in thousands):

	Incurred				Payable as of
	Three Months Ended September 30,		Nine Months Ended September 30,		September 30,	December 31,
	2009	2008	2009	2008	2009	2008
Expensed
Asset management fees (1)	$1,156	$123	$3,195	$123	$—	$—
Reimbursement of operating expenses	—	8	—	134	—	—
Acquisition fees	846	—	846	—	—	—

Additional Paid-in Capital
Selling commissions	7,533	8,680	26,647	9,102	—	—
Dealer manager fees	4,548	5,197	16,142	5,449	—	—
Reimbursable other offering costs	792	1,669	2,102	3,650	200	268

Capitalized
Acquisition and origination fees	29	1,604	697	1,604	—	145

	$14,904	$17,281	$49,629	$20,062	$200	$413

(1)	See Note 2, “Summary of Significant Accounting Polices – Related Party Transactions – Asset Management Fee.”

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

10. SEGMENT INFORMATION

The Company presently operates in two business segments based on its investment types: real estate and real estate-related. Under the real estate segment, the Company has invested in office and office/flex properties. Under the real estate-related segment, the Company has invested in a mortgage loan, an A-Note and CMBS. All revenues earned from the Company’s two operating segments were from external customers and there were no intersegment sales or transfers. The Company does not allocate corporate-level accounts to its operating segments. Corporate-level accounts include corporate general and administrative expenses, non-operating interest income, non-operating interest expense and other corporate-level expenses. The accounting policies of the segments are consistent with those described in Note 2, “Summary of Significant Accounting Policies.”

The Company evaluates the performance of its segments based upon net operating income (“NOI”), which is a non-GAAP supplemental financial measure. The Company defines NOI for its real estate segment as operating revenues (rental income, tenant reimbursements and other operating income) less property and related expenses (property operating expenses, real estate taxes, insurance, asset management fees and provision for bad debt) less interest expense. The Company defines NOI for its real estate-related segment as interest income less loan servicing costs and asset management fees. NOI excludes certain items that are not considered to be controllable in connection with the management of an asset such as non-property income and expenses, depreciation and amortization, and corporate general and administrative expenses. The Company uses NOI to evaluate the operating performance of the Company’s real estate and real estate-related investments and to make decisions about resource allocations. The Company believes that net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes the items described above. Additionally, NOI as defined above may not be comparable to other REITs or companies as their definitions of NOI may differ from the Company’s definition.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

The following tables summarize total revenues and NOI for each reportable segment for the three and nine months ended September 30, 2009 and 2008 and total assets and total liabilities for each reportable segment as of September 30, 2009 and December 31, 2008 (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2009	2008	2009	2008
Revenues:
Real estate segment	$14,863	$2,024	$41,016	$2,024
Real estate-related segment	4,655	—	12,345	—

Total segment revenues	$19,518	$2,024	$53,361	$2,024

Interest Expense:
Real estate segment	$1,975	$565	$8,244	$565
Real estate-related segment	—	—	—	—

Total segment interest expense	1,975	565	8,244	565
Corporate-level	55	2	134	2

Total interest expense	$2,030	$567	$8,378	$567

NOI:
Real estate segment	$7,709	$688	$18,539	$688
Real estate-related segment	4,407	—	11,674	—

Total NOI	$12,116	$688	$30,213	$688

	As of September 30, 2009	As of December 31, 2008
Assets:
Real estate segment	$558,367	$461,043
Real estate-related segment	134,310	58,608

Total segment assets	692,677	519,651
Corporate-level (1)	141,753	53,211

Total assets	$834,430	$572,862

Liabilities:
Real estate segment	$150,940	$298,184
Real estate-related segment	—	4

Total segment liabilities	150,940	298,188
Corporate-level (2)	5,309	2,369

Total liabilities	$156,249	$300,557

(1) Total corporate-level assets consisted primarily of proceeds from the Offering being held in the form of cash and cash equivalents of approximately $141.7 million and $53.2 million as of September 30, 2009 and December 31, 2008, respectively.

(2) As of September 30, 2009 and December 31, 2008, corporate-level liabilities consisted primarily of distributions payable.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

The following table reconciles the Company’s net income (loss) to its NOI for the three and nine months ended September 30, 2009 and 2008 (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2009	2008	2009	2008
Net income (loss)	$2,408	$(383)	$7,475	$(509)
Other interest income	(151)	(198)	(525)	(203)
Real estate acquisition fees and expenses	1,554	—	1,554	—
General and administrative expenses	948	306	1,921	437
Depreciation and amortization	7,302	961	19,654	961
Corporate-level interest expense	55	2	134	2

NOI	$12,116	$688	$30,213	$688

11. PRO FORMA FINANCIAL INFORMATION

The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the three and nine months ended September 30, 2009 and 2008. The Company acquired four properties during the year ended December 31, 2008 and one property during the nine months ended September 30, 2009, all of which were accounted for as business combinations. The following unaudited pro forma information for the three and nine months ended September 30, 2008 has been prepared as if all the properties acquired during 2008 and 2009 were completed as of January 1, 2008. The following unaudited pro forma for the three and nine months ended September 30, 2009 has been prepared as if the property acquired during the nine months ended September 30, 2009 had been completed as of January 1, 2009. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had these acquisitions occurred on these dates, nor do they purport to predict the results of operations for future periods.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2009	2008	2009	2008
Revenues	$22,201	$17,380	$63,919	$51,789

Depreciation and amortization	$(8,065)	$(6,887)	$(23,806)	$(20,464)

Net income (loss)	$3,414	$(1,358)	$9,645	$(2,702)

Net income (loss) per common share, basic and diluted	$0.04	$(0.04)	$0.14	$(0.08)

Weighted-average number of common shares outstanding, basic and diluted	80,082,770	35,512,251	66,725,959	32,870,275

12. COMMITMENTS AND CONTINGENCIES

Economic Dependency

The Company is dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common and preferred stock available for issue; the identification, evaluation, negotiation, purchase, and disposition of real estate and real estate-related investments; management of the daily operations of the Company’s real estate and real estate-related investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

September 30, 2009

(unaudited)

Concentration of Credit Risk

The Company has two investments in real estate loans receivable, the Northern Trust Building A-Note and the One Liberty Plaza Notes, that, as of and for the nine months ended September 30, 2009, comprised 7% and 8% of the Company’s total assets, respectively, and provided 11% and 12% of the Company’s revenues, respectively. The borrowers under these loans depend on the cash flows generated by the properties securing these loans to cover the borrower’s periodic debt service obligations. To the extent that these properties do not provide sufficient cash flows to cover debt service obligations, the borrowers would rely on their sponsors to fund the remaining debt service obligations. If the borrowers’ sponsors were to experience a substantial deterioration in financial condition and no longer possessed the ability or intent to fund the borrowers’ debt service shortfalls, the borrowers might default on the loans. Under such a scenario, the Company may incur losses to the extent that the value of the collateral is less than its recorded basis in the note. The Company believes the sponsors of the borrowers under these loans are sufficiently capitalized to fund any of the borrowers’ debt service shortfalls.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Compliance with existing environmental laws is not expected to have a material adverse effect on the Company’s financial condition and results of operations as of September 30, 2009.

Legal Matters

From time to time, the Company is party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on its results of operations or financial condition.

13. SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the consolidated financial statements are issued. The accompanying consolidated financial statements were issued on November 11, 2009.

Status of the Offering

The Company commenced its Offering on April 22, 2008. As of November 4, 2009, the Company had sold 84,745,356 shares of common stock in the Offering for gross offering proceeds of $844.4 million, including 1,908,978 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $18.1 million.

Distributions Paid

On October 15, 2009, the Company paid distributions of $4.1 million, which related to distributions declared for each day in the period from September 1, 2009 through September 30, 2009.

Distributions Declared

On October 23, 2009, the Company’s board of directors declared distributions based on daily record dates for the period from November 1, 2009 through November 30, 2009, which the Company expects to pay in December 2009. Investors may choose to receive cash distributions or purchase additional shares through the Company’s dividend reinvestment plan.

Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.